Market-Linked Step Up Notes

	Market-Linked Step Up Notes Linked to the S&P 500® Index	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Deutsche Bank AG (“Deutsche Bank”), London Branch
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	The S&P 500® Index (Bloomberg symbol: “SPX”)
Payout Profile at Maturity

• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

• If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

• 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	[109]% to [115]% of the Starting Value, to be determined on the pricing date
Step Up Payment	[$0.90] to [$1.50] per unit, a [9]% to [15]% return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1159508/000095010318002438/dp87229_424b2-sun118.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including any repayment of principal, are subject to Deutsche Bank’s credit risk and any resolution measure imposed by its competent resolution authority, and any actual or perceived changes in its creditworthiness are expected to affect the value of the notes. If Deutsche Bank becomes insolvent, is unable to pay its obligations, or any resolution measure becomes applicable to it, you may lose your entire investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	You will have no rights of a holder of the securities included in the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Deutsche Bank AG has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the Securities and Exchange Commission for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC.website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-206013 Date February 26, 2018